Filed by SilverBox Engaged Merger Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SilverBox Engaged Merger Corp I

Commission File No.: 001-40118

Black Rifle Coffee CEO Evan Hafer: Going public to fulfill mission of helping thousands of veterans land jobs

Fox Business

By Talia Kaplan

November 2, 2021

Hafer says the deal will help 'seize the opportunity to grow the company'

Black Rifle Coffee founder and CEO Evan Hafer said on Tuesday that his company will be going public via SPAC to help it maintain its commitment to hire 10,000 veterans.

"This is just part of completing our promise to the American public and that’s our commitment," Hafer, an Army veteran, said during an exclusive interview with "Mornings with Maria" on Tuesday.

"We are a true, authentic American brand," he stressed.

Hafer, also noted that going public will help him "seize the opportunity to grow the company."

He made the comments on the day it was announced the coffee seller with a focus on military veterans will go public through a merger with a blank-check acquisition firm SilverBox Engaged Merger Corp in a deal that values the combined company at about $1.7 billion, Reuters reported.

The total capital available to Black Rifle Coffee at the close of the deal, which is expected to close during the first quarter of next year, will be up to $545 million, the companies reportedly said.

Hafer told host Maria Bartiromo that the company specifically wanted to merge with SilverBox Engaged Merger Corp because the coffee company wanted "to curate a relationship with somebody that had the same mission, intent and the commitment to the veteran community."

"They’ve been able to come to the table and commit shares as part of the deal to the Black Rifle Coffee Fund, which is our nonprofit section of the business," he continued.

As part of the transaction, the Utah-based coffee company, which was created in 2014, plans to reorganize as a public benefit corporation, according to Reuters, which reported that while the company will remain a for-profit enterprise, it will continue to help the community.

Founder and CEO of Black Rifle Coffee, Evan Hafer, says going public via SPAC helps the company maintain its commitment to hire 10,000 veterans.

Black Rifle Coffee and SilverBox are reportedly expected to donate more than 530,000 shares, valued at about $5.3 million, to the company’s charitable foundation.

"We set up with some very intentional mission-focused goals," Hafer told Bartiromo. "One of my goals is to field 1,000 plus ATV wheelchairs for service members that have been physically disabled."

Black Rifle Coffee, along with other coffee companies, reported online growth last year.

"In 2020, our revenue nearly doubled to $163 million. 70% of that was from e-commerce," Black Rifle Coffee Company told FOX Business in August.

The coffee company said its consumer business, which includes both subscription and non-subscription sales, saw a 92% increase last year to $126 million, according to Reuters, which added that the company also generates sales through wholesale retail from grocery chains, including Walmart and Sam’s Club.

On Tuesday, Hafer stressed that veterans are valuable members of the workforce, noting that "they bring a complex problem solving and split decision-making matrix that I think most of the civilian population might not understand."

"They’ve been put in some of the most dynamic, complex and dangerous problems in the world," he continued. "They’ve been able to solve those at a very high level."

Hafer then stressed that veterans "have a lot to offer" the American professional workplace.

He pointed out that one of his missions is "to lead the rest of corporate America to say, ‘We can do a better job of hiring veterans. We can do a better job of putting a spotlight on veteran unemployment. We can do a better job of taking care of the people that continue to serve and sacrifice overseas to include not only the veterans, but the veteran families.’"

"So this is a really important step for me to be able to go out and use the podium or the platform of Black Rifle Coffee to shed the light on veterans’ issues, hire veterans and create a culture that is truly authentic to the veteran way of life," Hafer said.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.